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                   PRICE ENTERPRISES, INC. COMPLETES TENDER OFFER
                           FOR SHARES OF ITS COMMON STOCK

SAN DIEGO, Oct. 21 /PR Newswire/-- Price Enterprises, Inc. (Nasdaq: PREN,PRENP) today announced the final results of its $5.50 per share self-tender offer for up to 10,000,000 shares of its common stock, or approximately 42.1% of its outstanding shares on September 17, 1998. The offer expired at 12:00 midnight, New York City time on October 15, 1998.

Based on final count by ChaseMellon Shareholder Services, L.L.C., the depositary for the offer 13,191,485 shares of the Company's common stock were properly tendered pursuant to the offer. Under the terms of the offer, the Company accepted for purchase and purchased 10,475,275 shares. As previously announced the Company exercised its right to purchase 475,275 shares of its common stock in addition to the 10,000,000 originally contemplated by the offer. Of the 13,191,485 shares tendered, odd-lots totaling 5,131 shares were purchased in their entirety. The remaining 13,186,354 shares tendered were purchased by the Company on a pro rata basis of approximately 79.4%.
The Company expects that the depositary will begin issuing payment for shares purchased in the offer on October 23, 1998 and will complete the payment process as promptly as possible. Shares not purchased pursuant to the offer will be promptly returned by the depositary.

The 10,475,275 shares purchased pursuant to the offer represented approximately 44.1% of the 23,763,766 shares outstanding as of October 15, 1998. Following the purchase of shares through the offer, the Company now has approximately 13.3 million shares of its common stock outstanding.

Price Enterprises, Inc. is operating as a real estate investment trust whose principal business is to acquire, develop, operate, manage and lease real property. The Company's current real estate portfolio consists of 31 commercial properties located primarily in the West and Northeast and which are principally leased to major retail tenants.

This press release contains forward-looking statements that are subject to risks and uncertainties that might cause actual results to differ from those foreseen, including the competition for acquisition of real estate, and the Company's dependence on rental income from real property as well as the other risks detailed in the Company's SEC reports, including the report on Form 10-K filed on March 27, 1998.

/CONTACT: Jack McGrory, Chief Executive Officer, 619-581-4973 or Gary W. Nielson, Chief Financial Officer, 619-581-5430, both of Price Enterprises, Inc./